November 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Kristin Lochhead
Michael Fay
Benjamin Richie
Jane Park

Re:	Anteris Technologies Global Corp.
Amendment No. 3 to
Draft Registration Statement on Form S-1
Submitted October 11, 2024
CIK No. 0002011514

On October 25, 2024, we received the following comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission on the Amendment No. 3 to the Draft Registration Statement on Form S-1 filed by Anteris Technologies Global Corp., a Delaware corporation (the “Company”), on October 11, 2024. The Company is concurrently confidentially submitting Amendment No. 4 to the Draft Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, the bolded numbered responses set forth below correspond with the comments received from the Staff. Page references in the text of this response letter correspond to page numbers in the Registration Statement unless otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such terms in the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted October 11, 2024

Prospectus Summary, page 1

1.	We note your revised disclosure in response to prior comment 1. You also disclose on page 2 and elsewhere in the prospectus that you are “currently planning to submit the DurAVR THV system pivotal IDE study to the FDA by Q1 of 2025,” and that if you obtain approval from the FDA, you intend to begin enrollment for your study in the third quarter of 2025. Please revise to clarify whether the pivotal IDE study is differentiated from your planned Pivotal Trial, and if so, please disclose when you expect to complete your submission of the Pivotal Trial to the FDA.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 2, 57 and 94 of the Registration Statement. The Company notes that it has removed references to the “pivotal IDE study” as the two concepts were both used in reference to the planned Pivotal Trial.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

November 1, 2024

2.	We note your revised disclosure in response to prior comment 2 that Future Market Insights, Inc. provided the estimated total global market opportunity of $9.9 billion for TAVR. Please expand your disclosure to discuss the basis and assumptions underlying such projected global market figure and revise to disclose the addressable market for TAVR in the United States.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 2, 57-59 and 94-95 of the Registration Statement to discuss the basis and assumptions underlying the projected global market opportunity for TAVR. The report commissioned from Future Market Insights, Inc. only provides regional, and not country-specific, breakdowns of the addressable market for TAVR as of 2028 and, accordingly, the Company has revised its disclosure on pages 2, 57-59 and 94-95 of the Registration Statement to disclose the addressable market for TAVR in North America and Europe, which are its key target markets.

Collaborations, page 68

3.	We note your revised disclosure in response to prior comment 10. Please further revise your discussion to specify the referenced key development milestones and the five stages of the v2v Agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 71 of the Registration Statement.

Single Source Suppliers, page 69

4.	We note your revised disclosure in response to prior comment 3. Please revise your disclosure on page 70 to disclose the termination provisions of and the date on which you first entered into the Service Agreements with QMED.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 73 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

November 1, 2024

Other Agreements, page 70

5.	We note your revised disclosure in response to prior comment 7. Please revise your disclosure relating to your Master Services Agreement with IQVIA on page 71 to disclose the termination provision.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 74 of the Registration Statement.

Intellectual Property, page 71

6.	We note your response to prior comment 12, which we reissue in part. Please revise your disclosure to more clearly differentiate between and describe the unique patents that are held by the Company. In this regard, we note that many of the patents are presented with the same title, even among those patents held within the same jurisdiction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 74-80 of the Registration Statement.

***

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

November 1, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (650) 687-4173 or jcleveland@jonesday.com or to Brad Brasser at (612) 217-8886 or bbrasser@jonesday.com.

Very truly yours,

/s/ Jeremy Cleveland
Jeremy Cleveland
Partner, Jones Day

cc:	Wayne Paterson (Anteris Technologies Global Corp.)
Matthew McDonnell (Anteris Technologies Ltd.)
Bradley C. Brasser (Jones Day)